UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL
CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated December 22, 2020

Item 1

Press Release

Millicom files standard form for notification of major holdings

Luxembourg, December 22, 2020 – Millicom International Cellular SA (NASDAQ: TIGO) announced today the CSSF regulatory filing of the form:

•    ANNEX A: Standard form for notification of major holdings (attachment)

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 786 628 5300 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 786 628 5270 investors@millicom.com Sarah Inmon, Investor Relations Manager +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. As of December 31, 2019, Millicom operating subsidiaries and joint ventures employed more than 22,000 people and provided mobile services to approximately 52 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

ANNEX A: Standard form for notification of major holdings

Form to be used for the purposes of notifying a change in major holdings pursuant to the modified law and grand-ducal regulation of 11 January 2008 on transparency requirements for issuers of securities (referred to as “the Transparency Law” and “the Transparency Regulation”)
NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the CSSF)[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Millicom International Cellular S.A.

2. Reason for the notification (please tick the appropriate box or boxes):

☒ An acquisition or disposal of voting rights

☐ An acquisition or disposal of financial instruments

☐ An event changing the breakdown of voting rights

☐ Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: Dodge & Cox	City and country of registered office (if applicable): San Francisco, United States

4. Full name of shareholder(s) (if different from 3.)[v]: Dodge & Cox International Stock Fund owns 4,976,784 of the shares reported below, of 4.89% of voting rights.

5. Date on which the threshold was crossed or reachedvi: 16/12/2020
6. Total positions of person(s) subject to the notification obligation:

	% of voting rights attached to shares (total of 7.A)	% of voting rights through financial instruments (total of 7.B.1 + 7.B.2)	Total of both in % (7.A + 7.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	4.99	0.0	4.99	101,739,217
Position of previous notification (if applicable)	9.59		9.59

7. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 8 of the Transparency Law)	Indirect (Art 9 of the Transparency Law)	Direct (Art 8 of the Transparency Law)	Indirect (Art 9 of the Transparency Law)
SE0001174970		5,083,911		4.99

SUBTOTAL A (Direct & Indirect)	5,083,911		4.99

B 1: Financial Instruments according to Art. 12(1)(a) of the Transparency Law
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

		SUBTOTAL B.1	0	0.00

B 2: Financial Instruments with similar economic effect according to Art. 12(1)(b) of the Transparency Law
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL B.2	0	0.00

8. Information in relation to the person subject to the notification obligation:

(please tick the applicable box)

☒ Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

☐ Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please provide a separate organisational chart in case of a complex structure):

N°	Namexv	% of voting rights held by ultimate controlling person or entity or held directly by any subsidiary if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments held by ultimate controlling person or entity or held directly by any subsidiary if it equals or is higher than the notifiable threshold	Total of both	Directly controlled by (use number(s) from 1st column)
0.00
0.00
0.00
0.00
0.00

9. In case of proxy voting: The proxy holder named will cease to hold % and number of voting rights as of .

10. Additional informationxvi:
Done at	San Francisco, United States	On	21/12/2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: December 23, 2020